Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Selected Financial and Other Data”, “Financial Highlights”, “Independent Registered Pubic Accounting Firm”, and “Part C – Other Information” and to the incorporation by reference of our report dated May 5, 2021 included in the Annual Report (Form 10-K) of Saratoga Investment Corp. for the year ended February 28, 2021, with respect to the consolidated statements of assets and liabilities, including the consolidated schedules of investments, as of February 28, 2021 and February 29, 2020, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years ended February 28, 2021, into the Registration Statement (Form N-2) of Saratoga Investment Corp.

/s/ Ernst & Young LLP

New York, New York

May 21, 2021